May 14, 2009
Ms. Mindy Hooker
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Republic Services, Inc. Form 10-K for the year ended December 31, 2008 File No. 1-14267
Dear Ms. Hooker:
The following is a response to the comment letter, dated April 23, 2009, of the Staff of the Securities and Exchange Commission regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2008. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form 10-K for the fiscal year ended December 31, 2008
Critical Accounting Judgments — Goodwill Recoverability, page 72
1.	Given the significance of your goodwill balance we believe it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment analysis relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, in future filings please consider providing additional quantitative disclosures to convey the risk that impairment charges may be recorded. For example, consider the following items:
•	Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units

•	Disclose significant assumptions, if applicable:
o	Consideration of any market based approach

o	Growth rates

o	Control Premiums

o	Whether the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.
In our Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”), we added disclosures regarding (1) how we allocated assets, liabilities, deferred taxes and goodwill to our reportable units, (2) the significant assumptions we used in estimating the fair

Ms. Mindy Hooker
Securities and Exchange Commission

value of our reporting units, including discount and growth rates, and (3) our consideration of our market capitalization and control premium. We will continue to do so in future filings. Also, in future filings, we will describe whether the assumptions and methodologies used in the current year have changed since the prior year, highlighting the impact of any changes.
Notes to the Consolidated Financial Statements
2. Summary of Significant Account Policies
Final Capping, Closure and Post-Closure Costs, page 90
2.	We note that your obligations acquired from Allied were recorded at their fair values as of the acquisition date, and were discounted using a rate of 9.75% due to market conditions at the time of the acquisition and that your credit-adjusted risk free rate for 2008 was 6.6%. Please provide us a more detailed explanation of the difference between these two rates. In this regard, please identify the factors you considered when determining these rates.

We account for our asset retirement obligations associated with our landfills in accordance with Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). In accordance with SFAS 143, estimated costs to discharge asset retirement obligations are determined based on current cost estimates. These costs are then inflated each year to reflect a normal escalation of prices through the year they are expected to be paid. These estimated costs are then discounted to their present value using our credit-adjusted, risk-free rate.

Paragraph A21 of SFAS 143 states “An entity shall discount estimates of future cash flows using an interest rate that equates to a risk-free interest rate adjusted for the effect of its credit standing (a credit-adjusted risk-free rate). The risk-free interest rate is the interest rate on monetary assets that are essentially risk free and that have maturity dates that coincide with the expected timing of the estimated cash flows required to satisfy the asset retirement obligation.”

We determine our credit-adjusted risk-free rate based upon the estimated all-in yield at which we would be able to issue thirty-year debt. Thirty years was used because it approximates the average period in the future when our landfill related asset retirement obligations will be paid. The estimate of our current cost to issue thirty-year debt is developed using information obtained from large financial institutions that assist us in issuing debt instruments. Our estimate also considers where our outstanding thirty-year debt is currently trading in the public market on a yield to maturity basis.

On December 5, 2008, the date of our acquisition of Allied Waste Industries, Inc., our thirty-year notes due in 2035 were trading at a discount that produced a yield-to-maturity of 9.71%. Based upon the trading price of these bonds and other information from large

Ms. Mindy Hooker
Securities and Exchange Commission

financial institutions, we estimated our credit-adjusted risk-free rate as of December 5, 2008 to be 9.75%. (A similar exercise produced a credit-adjusted risk-free rate of 6.6% as of December 31, 2008.) As noted by the Staff in its comment letter, this rate is significantly higher than historical credit-adjusted risk-free rates used by the Company. The increase in rates is directly attributable to the dislocation in the credit markets that occurred toward the end of 2008.
9. Debt, page 113
3.	We note your credit facilities require you to maintain certain financial and other covenants and that you were in compliance with these covenants at December 31, 2008. In future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.

Even though we do not at present believe that it is reasonably likely that we may not comply with a material covenant, in response to the Staff’s comment we presented in our Form 10-Q, with respect to our most significant and restrictive covenants, the actual ratios versus minimum/maximum ratios/amounts required as of the applicable reporting date. We will continue to do so in future filings.

4.	In future filings please quantify the interest rate in effect on your revolvers at the end of the period presented.

In response to the Staff’s comment, in our Form 10-Q we quantified, and in future filings we will quantify, the interest rates in effect on our revolvers at the end of the applicable period or periods presented.
16. Commitments and Contingencies
Countywide Matter, page 138
5.	Your disclosure indicates that approximately 700 plaintiffs have filed suit against you for negligence and nuisance. Please tell us and quantify the amount of damages being sought by the plaintiffs, if the amounts are known. If the amounts are not known at this time, please clearly state that in future filings. Disclosure or amounts accrued may be appropriate if material. In addition, disclose the reasonably possible range of loss, or if such amount cannot be estimate, revise to so state.

The prayer for relief in the above-referenced case demands, on behalf of each plaintiff, the following: (1) an award of compensatory damages according to proof in an amount in

Ms. Mindy Hooker
Securities and Exchange Commission

excess of $25,000 for each of the three counts of the amended complaint; (2) an award of punitive damages in the amount of two times compensatory damages, pursuant to applicable statute, or in such amount as may be awarded at trial for each of the three counts of the amended complaint, (3) costs for medical screening and monitoring of each plaintiff; (4) interest on the damages according to law; (5) costs and disbursements of the lawsuit; (6) reasonable fees for attorneys and expert witnesses; and (6) any other and further relief as the court deems just, proper and equitable.

It was not possible, at March 31, 2009, for us to estimate the reasonably possible range of loss in connection with this matter, and we so indicated in our Form 10-Q. In response to the Staff’s comment, in future filings, we will disclose either the reasonably possible range of such loss or that such amount cannot be estimated
Sunrise Matter, page 139
6.	We note that you have agreed to perform certain remedial actions at the Sunrise Landfill and that it is reasonably possible that you will need to adjust the environmental remediation liabilities recorded to reflect the effects of new or additional information. Please tell us and disclose the amount you have recorded for this remediation if material. In addition, disclose the reasonably possible range of loss, or if such amount cannot be estimated, revise to so state.

Our environmental accrual for Sunrise Landfill was $38.8 million and $38.2 million as of December 31, 2008 and March 31, 2009, respectively, which we do not view as material, as the accrual was 0.3% and 0.3% of total liabilities, respectively. As disclosed in our Form 10-K for the year ended December 31, 2008, $34.0 million of that environmental accrual was recorded during 2008. It was not possible, at March 31, 2009, for us to estimate the reasonably possible range of loss related to any future adjustment to the remediation liability recorded with respect to the Sunrise Landfill, and we so indicated in our Form 10-Q. In response to the Staff’s comment, in future filings, we will disclose either the reasonably possible range of such loss or that such amount cannot be estimated.
Litigation Related to Merger with Allied, page 141
7.	We note that you have executed a stipulation of settlement regarding the Delaware and Florida actions and that the plaintiffs’ counsel may petition the court for an award of attorney’s fees and expenses to be paid by you. If material, please quantify this potential expense and clarify whether it has been accrued for.

The estimated cost related to the settlement of the Delaware and Florida actions is not material and has been fully accrued on our balance sheets as of December 31, 2008 and March 31, 2009.

Ms. Mindy Hooker
Securities and Exchange Commission

In connection with responding to the Staff’s comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (480) 627-2735.
Sincerely,
Michael P. Rissman
Acting General Counsel
cc:
Securities and Exchange Commission
John Cash
John Hartz
Republic Services, Inc.
Tod C. Holmes, Executive Vice President and Chief Financial Officer
Charles F. Serianni, Vice President and Chief Accounting Officer
Mayer Brown LLP
Jodi A. Simala